UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Stifel Financial Corp.

(Name of Issuer)
Common stock, par value $0.15 per share

(Title of Class of Securities)
860630102

(CUSIP Number)
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board and Chief Executive Officer
(954) 940-5020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 17, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of    securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860630102

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). BankAtlantic Bancorp, Inc. (I.R.S. No. 65-05070804)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		724,078

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		724,078

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	724,078

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Amendment No. 2 to Schedule 13D
     This Amendment No. 2 to Schedule 13D is filed by BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) to amend Item 5 of the Schedule 13D filed by BankAtlantic Bancorp on March 9, 2007, as amended by Amendment No. 1 thereto filed by BankAtlantic Bancorp on January 16, 2008.
Item 5: Interest in Securities of the Issuer
     On March 17, 2008, BankAtlantic Bancorp, along with another selling shareholder, entered into a purchase agreement (the “Purchase Agreement”) with Stifel, Nicolaus & Company, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Keefe, Bruyette & Woods, Inc. and Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (collectively, the “Underwriters”) in connection with an underwritten public offering of shares of common stock of Stifel Financial Corp. (“Stifel”). Under the terms and conditions of the Purchase Agreement, BankAtlantic Bancorp agreed to sell to the Underwriters 1,600,000 shares of Stifel’s common stock and granted the Underwriters an option (the “Over-Allotment Option”) to purchase 285,000 additional shares of Stifel’s common stock to cover over-allotments, if any, in each case at $40.00 per share. On March 18, 2008, the Underwriters exercised in full the Over-Allotment Option and, on March 24, 2008, the sale of the aggregate of 1,885,000 shares of Stifel’s common stock was completed. After giving effect to this sale, BankAtlantic Bancorp beneficially owns 724,078 shares of Stifel’s common stock (including 481,724 shares of Stifel’s common stock which may be purchased by BankAtlantic Bancorp at $36.00 per share pursuant to immediately exercisable warrants), which represents approximately 4.48% of the issued and outstanding shares of Stifel’s common stock. BankAtlantic Bancorp has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of such shares.
     Other than as set forth herein, neither BankAtlantic Bancorp or BFC Financial Corporation, BankAtlantic Bancorp’s controlling shareholder, nor, to the best of their knowledge, any of their respective directors, executive officers or control persons, beneficially owns any shares of Stifel’s common stock or has effected any transaction in any shares of Stifel’s common stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2008 Date

BANKATLANTIC BANCORP, INC.

/s/ Valerie C. Toalson
Signature

Valerie C. Toalson/Chief Financial Officer Name/Title